Mail Stop 3561

July 24, 2008

Mr. Daniel J. D'Arrigo
Chief Financial Officer
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

     Re: **MGM Mirage**
              Form 10-K for the year ended December 31, 2007
              Filed February 29, 2008
              File No. 001-10362

Dear Mr. D'Arrigo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

VIA FACSIMILE (702) 693-7528
Mr. Daniel D'Arrigo
Chief Financial Officer